UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42005

ZOOZ Strategy Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Strategy Ltd.

On November 21, 2025, ZOOZ Strategy Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”). The notice of the Meeting, the proxy statement for the Meeting and the proxy card for the Meeting, were filed by the Company with the Securities and Exchange Commission (the “Commission”) as Exhibits 99.1-99.3, respectively, to its Report on Form 6-K on October 16, 2025. At the Meeting, the Company’s shareholders voted on all of the proposals described in the proxy statement for the Meeting. All the proposals brought before the shareholders at the Meeting were approved by the requisite majority vote of the Company’s shareholders.

This Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K and the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280, 333-288916, 333-289655, 333-290571 and 333-290638.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Strategy Ltd.

Date:	November 21, 2025	By:	/s/ Jordan Fried
		Name:	Jordan Fried
		Title:	Chief Executive Officer